Exhibit 99.1

3 E Network Technology Group Limited Announces Amendment to Its $7.4 Million Convertible Notes Offering

Hong Kong, China, October 15, 2025 (GLOBE NEWSWIRE) -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced the amendments to its previously announced private placement (the “Offering”) of senior convertible secured notes (the “Notes”).

The Offering, originally announced on June 9, 2025, provided for three tranches of Notes and Warrants with a total principal amount of $7.4 million. Today, the Company and the Investor entered into a letter agreement (the “Letter Agreement”) to amend the Securities Purchase Agreement dated June 9, 2025. Pursuant to the Letter Agreement, the parties agreed to (i) amend the First Tranche Note such that the remaining portion thereof cannot be converted below a floor price equal to $0.63 (the “Floor Price”), which represents 20% of the Minimum Price (as defined by Nasdaq Rules) as of June 9, 2025, the date of execution of the Securities Purchase Agreement and (ii) amend the Warrant such that its exercise price cannot be below the Floor Price, and in the event the applicable conversion price or exercise price would otherwise be below such Floor Price, the Company will issue shares at the Floor Price and pay the Investor the resulting economic difference in cash, calculated as set forth in the Letter Agreement. Furthermore, pursuant to the Letter Agreement, the parties also agreed that all references to the second and third tranches in the Securities Purchase Agreement shall no longer apply and be null and void.

The Company intends to use the net proceeds for general corporate and working capital or other purposes that the Company’s Board of Directors deems to be in its best interest.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider. Through its two subsidiaries, Guangzhou Sanyi Network and Guangzhou 3E Network, the Company began by offering integrated software and hardware solutions for the property management and exhibition services spaces. Over time, 3 E Network expanded its software solutions offerings to serve a variety of sectors, including food establishments, real estate, exhibition and conferencing, and clean energy utilities. The Company’s business comprises two main portfolios: the software development portfolio and the exhibition and conference portfolio. For more information, please visit the Company’s website at http://ir.3etech.cn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3ekeji.cn